Tidewater / GulfMark Offshore Combination Employee Town Hall July 2018 Filed by Tidewater Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: GulfMark Offshore, Inc. Commission File No.: 001-33607

FORWARD-LOOKING STATEMENTS In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater and GulfMark note that certain statements set forth in this presentation provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and GulfMark and may involve numerous risks and uncertainties that may cause Tidewater’s and GulfMark’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater or GulfMark, include, without limitation, the proposed transaction between Tidewater and GulfMark (the “Transaction”) and the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cyber security or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, other factors that are described in “Forward-Looking Statements,” as well as other information contained in Tidewater’s and GulfMark’s form 10-K’s and 10-Q’s.   Although Tidewater and GulfMark believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Transaction in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure regulatory approvals in a timely manner or at all, and approval by either company’s stockholders; the possibility of litigation (including related to the transaction itself); Tidewater’s and GulfMark’s ability to successfully integrate their operations, technology and employees and realize synergies from the Transaction; unknown, underestimated or undisclosed commitments or liabilities; the conditions in the oil and natural gas industry, including a decline in, or the substantial volatility of, oil or natural gas prices, and changes in the combined companies’ customer requirements; the level of demand for the combined companies’ products and services. Neither Tidewater nor GulfMark undertakes any obligation to update any forward-looking statements or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that either Tidewater or GulfMark becomes aware of, after the date of this communication. Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc.

What We Announced: Tidewater & GulfMark are Combining Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc. + Combined company to retain the Tidewater Inc. brand and will be led by John Rynd Tidewater will add 3 GulfMark directors to our Board GulfMark shareholders will own 27% of the combined company (26% on a fully diluted basis)

Creating the Largest Global OSV Provider


Vessel Count as of March 31, 2018
PF Tidewater
Bourbon
Tidewater
Chouest
SolstadFarstad
Swire
Gulfmark Offshore
Hornbeck
Topaz
Harvey Gulf
Seacor
Maersk
Avg. All Others
245
185
180
164
113
68
65
63
53
50
48
44
5
All Others (~2,400 total vessels for 400+ owners)
0
50
100
150
200
250
300

Tidewater will be a leader in a global OSV sector with the industry's largest fleet and broadest global operating footprint

Note: PSVs and AHTS only, as of March 31, 2018

Source: IHS Markit, Tidewater, GulfMark, company disclosures

TIDEWATER

Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc.

3

Good for Customers Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc. The sector’s largest OSV fleet The sector’s broadest global operating footprint Unwavering commitment to safety & superior, cost-effective customer service We’ll be better able to offer customers:

The Right Vessels in the Right Places Tidewater will gain a strong position in the recovering North Sea offshore sector Strengthens Tidewater footprint in the Americas, particularly U.S. GoM and Caribbean Sea Adds high-quality Tier 1 assets Opportunities to deploy some of GulfMark’s under-utilized vessels Positioned to benefit from margin expansion as pricing improves in an industry-wide recovery Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc. *Tier 1 vessels include PSVs 10 years old, DP2 and with a clear deck area of 700 m2 AHTSs 10 years old, DP2 and with bollard pull of 80t

Best Positioned to Participate in Market Recovery - Globally

173 total active vessels with average vessel age of **9.2** years as of June 30, 2018.



Europe & Mediterranean Sea
35
17
17
1
9.1 yrs
Avg. Age
Tidewater
Headquarters
Area Operations
GulfMark
Headquarters
Area Operations
Americas
38
1
10
16
4
7
9.7 yrs
Avg. Age
West Africa
55
17
20
18
9 yrs
Avg. Age
Middle East & Asia Pacific
45
2
2
14
27
8.9 yrs
Avg. Age
Deepwater (TDW)
Towing/Supply (TDW)
Other (TDW)
Deepwater (GLF)
Towing/Supply (GLF)
Other (GLF)

Figures represent active vessels estimated for Q2, 2018

TIDEWATER

Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc.

Strongest Financial Position in OSV Sector Establishes Tidewater as the clear global OSV market leader Preserves Tidewater’s quality balance sheet and strong liquidity position Combined company will be more resilient in challenging markets Positioned to lead industry consolidation Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc.

What Happens Next? Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc. Transaction requires customary approvals including approval of both companies’ shareholders Until the transaction closes, it is business as usual. We’ll continue to operate as separate companies Representatives from both companies will contribute to planning for the integration, which will take several months Deal expected to close in the fourth quarter After the deal closes, we will commence a smooth integration process

Tidewater / GulfMark Offshore Combination | ©2018 Tidewater Inc.  For more details about the Transaction, please see attached the joint press release, dated July 16, 2018, issued by Tidewater and GulfMark. NO OFFER OR SOLICITATION This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   Additional Information and Where to Find It Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.   Participants in the Solicitation Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.